U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50325

CUSIP NUMBER 261877

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 28, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Dreyer’s Grand Ice Cream Holdings, Inc. Former Name if Applicable: New December, Inc. Address of Principal Executive Office:

5929 College Avenue Oakland, CA 94618

Part II — Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time will be required for the Registrant to complete the preparation of its financial statements and Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 (the “Form 10-Q”).

The Registrant entered into an Agreement and Plan of Merger and Contribution, dated June 16, 2002, as amended (the Merger Agreement), with Dreyer’s Grand Ice Cream, Inc. (DGIC), December Merger Sub, Inc., Nestlé Holdings, Inc. (Nestlé) and NICC Holdings, Inc., a wholly-owned subsidiary of Nestlé, for the purpose of combining the businesses of DGIC and Nestlé Ice Cream Company, LLC (NICC), the Nestlé affiliate which held Nestlé’s United States frozen dessert business. On June 26, 2003, the transactions contemplated by the Merger Agreement closed (the Dreyer’s Nestlé Transaction) and DGIC and NICC became wholly-owned subsidiaries of the Registrant. In addition, as a condition to the closing of the Dreyer’s Nestlé Transaction, the United States Federal Trade Commission required that DGIC and NICC divest certain assets. On July 5, 2003, DGIC and NICC completed the sale of certain assets to subsidiaries of CoolBrands International Inc. (the Divestiture Transaction).

The work necessary to prepare the Registrant’s financial statements for the quarter ended June 28, 2003 increased significantly because of the Dreyer’s Nestlé Transaction and the Divestiture Transaction. The Registrant has dedicated considerable time and effort to the preparation of the quarterly financial statements and Form 10-Q. Despite these considerable efforts and the substantial expenditure of resources, the quarterly financial statements and Form 10-Q are not complete.

Part IV — Other Information

     (1)  Name and telephone number of person to contact in regard to this notification:

Alberto Romaneschi
(Name)

(510) 601-4333
(Area Code)(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DREYER’S GRAND ICE CREAM HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2003	By:	/s/ Alberto Romaneschi

Alberto Romaneschi Executive Vice President – Finance and Administration and CFO

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